Talcott Resolution Distribution Company, Inc.

(An Indirect Subsidiary of
Hopmeadow Holdings, LP)

(SEC. I.D. No. 8-48097)

Financial Statements as of and for the Year Ended
December 31, 2019, Supplemental Schedules as of
December 31, 2019, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-48097

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 Talcott Resolution Distribution Company, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Griffin Road North
                                    (No. and Street)

Windsor	Connecticut	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Maciolek   860 791 0162
                                                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

185 Asylum Street, 33rd Floor	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Maciolek, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Talcott Resolution Distribution Company, Inc, as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

_____Controller_____

Title



_____
Notary Public



My commission expires: Sept. 30, 2020

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

TABLE OF CONTENTS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Talcott Resolution Distribution Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Talcott Resolution Distribution Company, Inc. (the "Company") as of December 31, 2019, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g, h, and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 26, 2020

We have served as the Company's auditor since 2002.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$8,883,946
Due from affiliate	3,418
Income taxes receivable	3,810
Other assets	23,962
TOTAL ASSETS	$8,915,136

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	704,012
Accounts payable and accrued liabilities	663,085
Total liabilities	1,367,097

Contingent liabilities (see Note 6)

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	7,284,950
Retained earnings	238,089
Total stockholder's equity	7,548,039
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$8,915,136

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues	
Underwriting income	$161,327,244
Other revenue	1,665,736
Total	**162,992,980**
Expenses	
Underwriting expenses	161,327,244
Other expense	1,478,490
Total	**162,805,734**
Income before income taxes	187,246
Income tax expense	39,322
Net income	**$147,924**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Operating Activities	
Net income	$147,924
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in due from affiliate	(1,613)
Increase in income taxes receivable	(3,810)
Decrease in other assets	4,614
Decrease in customer payables	(13,163)
Increase in due to affiliate	427,005
Increase in accounts payable and accrued liabilities	179,075
Decrease in income taxes payable	(34,003)
Net changes in assets and liabilities	558,105
Net cash provided by operating activities	**706,029**
Net increase in cash	706,029
Cash and cash equivalents — beginning of period	8,177,917
Cash and cash equivalents — end of period	**$8,883,946**
Supplemental cash flow disclosures	
Income tax payments	$77,135

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Common Stock	$25,000
Additional Paid-in Capital	7,284,950
Retained Earnings	
Retained Earnings, beginning of period	90,165
Net income	147,924
Retained Earnings, end of period	238,089
Total Stockholder's Equity	**$7,548,039**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019

---

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Talcott Resolution Life and Annuity Insurance Company ("TLA"), which is an indirect subsidiary of Hopmeadow Holdings, LP (the "Parent", or "HHLP").

On May 31, 2018 the Company's indirect parent, Hartford Holding, Inc. ("HHI") completed the sale of the Company's parent to a group of investors led by Cornell Capital LLC, Atlas Merchant Capital LLC, TRB Advisors LP, Global Atlantic Financial Group, Pine Brook and J. Safra Group. Although Talcott Resolution Distribution Company, Inc. is no longer affiliated with The Hartford Financial Services Group, Inc. ("The Hartford") or any of its subsidiaries, The Hartford retained a 9.7 percent ownership interest in HHLP.

In conjunction with the sale ("Talcott Resolution Sale Transaction"), the Company entered into a transition services agreement with The Hartford to provide general ledger and cash management, investment accounting and information technology infrastructure services for a period of up to three years. Many of the transition services have been exited with the exception of the information technology infrastructure services. In March, 2019, a five year administrative services agreement was entered into for investment accounting services which replaced the services previously provided under the transition services agreement. These transition services are not considered a material change in internal controls as the controls are substantially similar to those that existed prior to the Talcott Resolution Sale Transaction. The Company monitors and maintains oversight of the control environment provided by The Hartford covering these services and considers these controls in the evaluation of our internal control environment.

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company pays commissions to third party broker-dealers for the distribution of these contracts.

Until June 19, 2014, the Company executed and cleared trades on behalf of retirement plans. For some of these plans the Company also acted as a non-bank custodian. In this capacity, the Company carried customer funds and securities. As of June 30, 2019, the Company no longer held customer funds. At that time, the Company updated its FINRA membership agreement and began to claim an exemption under the provisions of the Securities Exchange Act of 1934 Rule 15c3-3 (k)(1). As a result, the Company is no longer subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2019, the Company held $8,768,848 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the fair value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2019.

Underwriting Income and Expense – Variable insurance products underwriting income is recognized when, or as, services are transferred to customers in an amount that reflects the consideration that the Company is expected to be entitled in exchange for those services. The Company earns and receives underwriting income from its affiliates to the extent that the Company incurs underwriting expenses in performing its contractual obligations. Underwriting expense is recorded as incurred based upon contractual agreements, and includes commissions paid to third parties who distributed variable insurance contracts on behalf of affiliates.

Income Tax – The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2019.

Future Adoption of New Accounting Standards - Income Taxes – In December 2019, the Financial Accounting Standards Board ("FASB") issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles of Topic 740, "Income Taxes" and also improves consistent application by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. The Company is currently evaluating the impact of adopting this standard.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the year ended December 31, 2019, the Company received $161,327,244 from affiliates while underwriting the insurance contracts.

For the year ended December 31, 2019, the Company received $1,478,490 from affiliates as reimbursement for certain expenses incurred for performing these functions and is included in other revenue.

For the year ended December 31, 2019, the Company was allocated $1,272,399 by its affiliates for general and administrative expenses and is included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. **FEDERAL INCOME TAXES**

Income tax expense for the year ended December 31, 2019 is comprised of the following components:

	December 31, 2019
Current - U.S. Federal income tax expense	$ 39,322
Deferred - U.S. Federal income tax expense	—
Total income tax expense	$ 39,322

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2019.

The statute of limitations on federal audits has expired for all years through 2015 and the Company is not currently under examination for any open years. Management believes that an adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years. At December 31, 2019, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate, and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

5. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2019, the Company had net capital of $7,341,472 which was $7,091,472 in excess of its required net capital of $250,000.

6. **CONTINGENT LIABILITIES**

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2019, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the date the financial statements were issued and identified no events which would require recognition or disclosure in the notes to the financial statements.

* * * * * *

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2019

STOCKHOLDER'S EQUITY	$ 7,548,039
LESS NONALLOWABLE ASSETS:	
DUE FROM AFFILIATE	(3,418)
INCOME TAXES RECEIVABLE	(3,810)
OTHER ASSETS	(23,962)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	7,516,849
LESS HAIRCUTS ON SECURITIES	(175,377)
NET CAPITAL	7,341,472
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 7,091,472

NOTE: No material differences exist between the computation of net capital above and the Company's unaudited December 31, 2019 FOCUS Part IIA report filed on January 17, 2020.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

**Computation for Determination of Reserve Requirements for Brokers and Dealers and
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under
the Securities Exchange Act of 1934**
December 31, 2019

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c-3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Talcott Resolution Distribution Company, Inc.

We have reviewed management's statements, included in the accompanying Talcott Resolution
Distribution Company, Inc.'s Exemption Report, in which Talcott Resolution Distribution Company, Inc.
(the "Company") stated:

   a. For the period July 1, 2019 through December 31, 2019 the Company identified the following
       provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from
       17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and the Company met
       the identified exemption provisions for this period without exception.

   b. For the period January 1, 2019 through June 30, 2019 the Company did not claim an
       exemption provision from 17 C.F.R. § 240.15c3-3 as it carried customer cash balances and
       identified an exception as described in its exemption report.

The Company's management is responsible for compliance with the exemption provisions and its
statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about the Company's compliance with the exemption provisions. A review is
substantially less in scope than an examination, the objective of which is the expression of an opinion
on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects,
based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange
Act of 1934.

Deloitte + Touche LLP

February 26, 2020







Talcott Resolution Distribution Company, Inc.'s Exemption Report

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1) for the period of July 1, 2019 to December 31, 2019.

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year, except as described below:

    a) During the period January 1, 2019 through June 30, 2019, the Company did not claim an exemption from 17 C.F.R. §240.15c3-3. During this timeframe the Company carried customer cash balances as a result of business operations that were ceased in 2013. As of June 30, 2019, the Company no longer carried customer cash balances or customer securities positions. At that time, the Company updated its FINRA membership agreement and began to claim an exemption under the identified provisions.

    b) The Company is not filing a compliance report for the period of January 1, 2019 to June 30, 2019 based on a waiver granted by the Securities and Exchange Commission.

Talcott Resolution Distribution Company, Inc.

I, James Maciolek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO, FINOP

February 26, 2020

Notary Public

My commission Expires: Sept. 30, 2020